UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2026 (Report No. 3)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On January 28, 2026, SaverOne 2014 Ltd. (the “Company”) announced that it will hold an Extraordinary General Meeting of Shareholders (the “Meeting”) on Wednesday, March 4, 2026 at 3:00 p.m. (Israel time) at the Company’s offices in Petah Tikva, Israel. In connection with the meeting, the Company furnishes the following documents:

1.	A copy of the Notice and Proxy Statement with respect to the General Meeting of Shareholders describing the proposal to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting, attached hereto as Exhibit 99.1;

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person, attached hereto as Exhibit 99.2; and

3.	A form of Voting Instruction Card whereby holders of American Depositary Shares (“ADSs”) of the Company may vote at the Meeting without attending in person, attached hereto as Exhibit 99.3.

Only shareholders and holders of ADSs at the close of business on February 4, 2026, the record date, are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-274458, 333-263338 and 333-269260) and Form S-8 (File No. 333-274455), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders
99.2	Proxy Card for holders of Ordinary Shares with respect to the Company’s Extraordinary General Meeting of Shareholders
99.3	Voting Instruction Card for American Depositary Share holders with respect to the Company’s Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2026	SAVERONE 2014 LTD.

	By:	/s/ Ori Gilboa
	Name:	Ori Gilboa

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